

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2017

Mail Stop 4561

Eric L. Kelly
Sphere 3D Corp.
Chief Executive Officer
9112 Spectrum Center Boulevard
San Diego, CA 92123

> **Re:** **Sphere 3D Corp.**
> **Registration Statement on Form F-3**
> **Filed July 20, 2017**
> **File No. 333-219383**

Dear Mr. Kelly:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Branch Chief - Legal
Office of Information Technologies
and Services

cc: Eric Sibbitt, Esq.
        O'Melveny & Myers LLP